Exhibit 99.1

Stock Exchange Announcement No. 8/2005
Copenhagen, Denmark
July 21, 2005

Olicom A/S Attracts New Co-investor

Copenhagen, Denmark, July 21, 2005 — Olicom A/S (NASD other OTC: OLCMF) (“Olicom” or “the Company”) today announces that the Company has entered a co-operation agreement with a new co-investor regarding certain portfolio companies.

Under the agreement Olicom transfers parts of its shares in portfolio companies to a new company in which the new investor, the venture capital company IVS A/S, also becomes an owner. Olicom has transferred its shares in LH Comlog A/S and Scalado AB to the new company and IVS has acquired app. 15% of the new company in return for a cash payment of DKK 4 million (US$640,000). IVS has an option within the next two months to increase its ownership to 50% against an additional payment of DKK 9 million (US$1.4 million). During the coming months the parties will decide, if the co-operation shall be expanded to include more of Olicom’s portfolio companies.

The transfer of shares in LH Comlog and Scalado was made at book value and does not impact Olicom’s result. Future transfers of shares in other companies may be expected to take place after a write-down of their book value by up to DKK 20 million ($3.2 million). Such write-downs will together with other adjustments be included in the Company’s financial statements for the first half-year of 2005, which are expected to be announced on 25 August 2005.

For further information please contact Olicom CEO Boje Rinhart, tel. +45 4527 0000 or e-mail bri@olicom.com.

For further information about IVS A/S please contact IVS CEO Thomas Weilby Knudsen, tel. +45 7022 0228.

About Olicom
Olicom invests in leading edge information technology and communication technology companies located in Scandinavia. The main office is located in the Øresund region and the US office is located in the Dallas Telecom Corridor in Richardson, Texas. Olicom is listed on the Copenhagen Stock Exchange and in the USA the company’s stock is traded on Other OTC, under the symbol OLCMF.

Further information about Olicom can be found at www.olicom.com or obtained by contacting CEO Boje Rinhart tel. +45 4527 0000 or e-mail bri@olicom.com.

Except for historical information contained herein, the matters discussed in this news release may contain forward-looking statements that reflect the Company’s current expectations and projections about its future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties and other factors that could cause its actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Among the risks, uncertainties and other factors that could cause results to differ are uncertain market conditions, the successful implementation of the Company’s new strategic direction; the Company’s need to continue to identify and acquire interests in suitable portfolio companies; intense competition among capital providers to acquire interests in technology companies; the dependence of the Company on the financial and operating success of the enterprises in which it invests or participates; and existing and future regulations affecting the Company’s business, the businesses of its portfolio companies or technology generally. Further information may be found in Olicom’s periodic filings with the U.S. Securities and Exchange Commission (SEC), which identify important risk factors related to the Company’s business that could cause actual results, performance, prospects or opportunities to materially differ from those contained in the forward-looking statements.